Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, Ph.D. (353)-1-2769800	Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Announces Collaboration to Advance
Epigenetic Analysis for EpiCapture Prostate Cancer Test

DUBLIN, Ireland (November 14, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced a strategic collaboration with a leading bioinformatics company to conduct advanced analysis on clinical trial data for EpiCapture, the company’s PCR-based epigenetic liquid biopsy test for monitoring the risk of prostate cancer progressing to more aggressive forms of the disease.

Offering a non-invasive method to monitor disease progression, the EpiCapture test detects DNA methylation patterns associated with high-grade prostate cancer. This collaboration will apply sophisticated bioinformatics tools to enhance the depth of analysis and support the continued development of the test.

This collaboration supports the advancement of the EpiCapture test, which is currently in late-stage development, to regulatory approval and commercialization.  This initiative is part of Trinity Biotech’s broader strategy to expand the company’s portfolio of innovative, clinically impactful technologies.

Addressing a Significant Clinical and Economic Burden

Prostate cancer is the most common non-skin cancer among men in the U.S., with about 1 in 8 men diagnosed during their lifetime and the cost for diagnosis and treatment estimated at over approximately $10 billion annually.

Because prostate cancer can often progress slowly, accurate monitoring is essential. Many patients undergo repeated invasive procedures, such as prostate biopsies, which carry risks including infection, bleeding, and urinary complications. Approval and adoption of a reliable, non-invasive test like EpiCapture could help reduce unnecessary interventions and improve patient care.

Clinical Promise

A study published in The Journal of Clinical Oncology – Precision Oncology demonstrated that EpiCapture correctly predicted all high-grade cancers when used alongside the widely adopted PSA test. These findings support the test’s potential to improve clinical decision-making and patient outcomes.

Trinity Biotech will continue to leverage its diagnostic expertise and New York State certified reference laboratory to support EpiCapture’s development and prepare for regulatory submission and commercialization.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.